SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eastern American Natural Gas Trust

(Name of Issuer)

NGT Depositary Units

(Title of Class of Securities)

912833KA7

(CUSIP Number)

Donald C. Supcoe

Energy Corporation of America

501 56th Street South East

Charleston, West Virginia 25304

(304) 925-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

David P. Oelman

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713)758-2222

March 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No. 26827L 109		13D

1	Name of Reporting Person Energy Corporation of America

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 946,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 946,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 946,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.04%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to depositary units (“NGT Depositary Units”) of Eastern American Natural Gas Trust, a Delaware statutory trust (the “Issuer”), which has its principal executive offices at The Bank of New York Mellon Trust Company, N.A., Trustee, Global Corporate Trust, 919 Congress Avenue Suite 500, Austin, TX 78701.

Item 2.	Identity and Background

(a), (b), and (c)  Name of Person Filing this Schedule 13D:

This Schedule 13D is being filed by Energy Corporation of America (“ECA”), which beneficially owns approximately 16.04% of the outstanding NGT Depositary Units of the Issuer.

The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of ECA is as follows:

ENERGY CORPORATION OF AMERICA

ECA is a privately held energy company engaged in the exploration, development, production, gathering, aggregation and sale of natural gas and oil, primarily in the Appalachian Basin, Gulf Coast and Rocky Mountain regions in the United States and in New Zealand. ECA or its predecessors have owned and operated natural gas properties in the Appalachian Basin for more than 49 years, and ECA is one of the largest natural gas operators in the Appalachian Basin. ECA sells gas from its own wells as well as third-party wells to local gas distribution companies, industrial end users located in the Northeast and other gas marketing entities and into the spot market for gas delivered into interstate pipelines. ECA owns or operates, either directly or through its subsidiaries or affiliates, approximately 5,000 miles of gathering lines and intrastate pipelines that are used in connection with its gas aggregation activities.

The principal business address of ECA, which also serves as its principal office, is 4643 South Ulster Street, Suite 1100, Denver, Colorado 80237.  ECA is controlled and managed by a board of directors.  The directors and executive officers of ECA are as follows:

Name	Position with ECA
John Mork	President, Chief Executive Officer and Director
Michael S. Fletcher	Chief Financial Officer
Kyle M. Mork	Chief Operations Officer and Director
Donald C. Supcoe	Senior Vice President, General Counsel and Director
Dennis L. McGowan	Senior Vice President
J. Michael Forbes	Vice President and Treasurer
Randall Farkosh	Vice President of Marketing
David E. Jordan	Vice President of Information Technology
George V. O’Malley	Vice President of Accounting
Peter A. Sullivan	Vice President of Exploration
Julie Ann Kitano	Assistant Secretary
W. Gaston Caperton, III	Director
Peter H. Coors	Director
John S. Fischer	Director

Name	Position with ECA
Thomas R. Goodwin	Director (Chairman)
Jim Markowsky	Director
F.H. McCullough, III	Director
Julie M. Mork	Director
Jerry W. Neely	Director
Jay S. Pifer	Director

(d)           None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            All of such directors and officers are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On March 19, 2013, ECA acquired 946,750 NGT Depositary Units as a result of its offer to exchange up to 3,197,385 outstanding NGT Depositary Units for up to 4,120,059 outstanding common units of ECA Marcellus Trust I (“ECT Common Units”) that it owned (the “Offer”) upon the terms and conditions set forth in the prospectus, dated and filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013 (File No. 333-185397), and the letter of transmittal included as an exhibit to the Tender Offer Statement on Schedule TO filed by ECA with the SEC on February 13, 2013 (File No. 005-81162), as amended. The Offer expired on March 13, 2013 and settled on March 19, 2013. Certain officers and directors identified in Item 2 of this Schedule TO participated in the Offer by exchanging their NGT Depositary Units for ECT Common Units pursuant to the terms and conditions of the Offer.

Item 4.	Purpose of Transaction

ECA acquired the NGT Depositary Units for investment purposes.  ECA currently has no plans to undertake any action that would require further disclosure under this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           As of March 21, 2013, ECA, as the Reporting Person, beneficially owns an aggregate of 946,750 NGT Depositary Units representing approximately 16.04% of the outstanding NGT Depositary Units.  The percentage set forth in this Item 5 is calculated based upon the number of NGT Depositary Units outstanding as of February 28, 2013 based on NGT’s Annual Report on Form 10-K, as filed with the SEC on March 15, 2013.  The NGT Depositary Units are held directly by ECA.

(b)           ECA has sole voting power and sole dispositive power with respect to the NGT Depositary Units beneficially owned by it.

(c)           Except as described in this Schedule 13D, there have been no transactions in the NGT Depositary Units effected by ECA during the past 60 days.

(d)           Except as described in this Schedule 13D, no other person is known by ECA to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, NGT Depositary Units beneficially owned by ECA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationship with respect to the NGT Depositary Units that require disclosure on this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013	ENERGY CORPORATION OF AMERICA

	By:	/s/ Donald C. Supcoe
	Name:	Donald C. Supcoe
	Title:	Executive Vice President & General Counsel